Exhibit 99

CONTACT:
Genesis Lease Limited	KCSA Worldwide
Cian Dooley	Jeffrey Goldberger / Marybeth Csaby
Chief Commercial Officer	Managing Partner / Vice President
+353 61 233 300	+1-212-896-1249 / 1236
cian.dooley@genesislease.com	jgoldberger@kcsa.com / mcsaby@kcsa.com

Genesis concludes aircraft sale to third party and related early lease termination deal with ABX
Shannon, Ireland, December 31, 2009, — Genesis today announced that it has agreed to early terminate the lease of two Boeing 767-200 PCF (“Package Carrier Freighter”) aircraft with ABX Air Inc (“ABX”). As part of the same transaction, a third party has acquired one of the two aircraft from Genesis. ABX, which is based in Wilmington, Ohio, carries freight for a number of customers and the leases were originally set to expire in 2011.
“The transaction is mutually beneficial. Genesis achieved the sale of one of its older aircraft and ABX will benefit from the early termination of leases on two of its aircraft” commented Cian Dooley, Chief Commercial Officer of Genesis.
About Genesis Lease Limited
Genesis Lease Limited is a global commercial aircraft leasing company that is headquartered in Shannon, Ireland. Genesis acquires and leases modern, operationally efficient passenger and cargo jet aircraft to a diverse group of airlines throughout the world.
Genesis’ common shares, in the form of American Depositary Shares, are listed on the New York Stock Exchange under the symbol “GLS.”
Caution Concerning Forward-Looking Statements
This press release includes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to our plans, objectives, expectations and intentions and other statements contained in this release that are not historical facts as well as statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. These statements are based on current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.
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